DINOSAUR FINANCIAL GROUP, LLC

(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

FINANCIAL STATEMENT
AND
SUPPLEMENTARY INFORMATION

December 31, 2024

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52908

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DINOSAUR FINANCIAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 WHITEHALL STREET, STE 1102
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VENISHA FRITH	212-448-9944	vfrith@dinogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dinosaur Financial Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VENISHA R. FRITH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01FR6073486
MY COMMISSION EXPIRES 04/22/2026

Notary Public

Signature:

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DINOSAUR FINANCIAL GROUP, LLC

(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

December 31, 2024

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Dinosaur Financial Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dinosaur Financial Group, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dinosaur Financial Group, LLC's management. Our responsibility is to express an opinion on Dinosaur Financial Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dinosaur Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Dinosaur Financial Group, LLC's auditor since 2024.
New York, New York
April 29, 2025

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,216,405
Receivables from clearing firms		985,943
Securities owned, at fair value		1,598,911
Receivables from affiliates		4,591,084
Accounts Receivable, net allowances of $14,305		257,601
Other assets		142,566
Right of use asset		2,492,143
Total assets	$	11,284,653

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,050,912
Due to clearing firms		117,661
Securities sold short, at fair value		34,930
Compensation payable		1,054,092
Operating lease liability		3,004,636
Due to affiliates		179,987
Total liabilities		5,442,218
Member's equity		5,842,435
Total liabilities and member's equity	$	11,284,653

See notes to the financial statement.

2

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware Limited Liability Company located in New York, New York, with a satellite office in Miami, Florida. The Company is an introducing broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), Municipal Securities Rulemaking Board ("MSRB") and the National Association of Securities Dealers Automated Quotations ("NASDAQ"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis and referral fees. The Company clears all customer transactions on a fully disclosed basis through three independent broker-dealer clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule and relies on Footnote 74 to SEC Release 34-70073, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC ("DGH") is the parent entity and owns a 100% interest in the Company and the following related entities: DCM Advisors, LLC ("DCM"), Tactical Credit Fund, LLC ("DCMTCF"), Dinosaur Merchant Bank Limited ("DMBL"), which is a London-based securities broker registered with the Financial Services Authority, DinoTech Limited ("DL"), a Cyprus technical service company, and Atlantic International Resources, LLC ("AIR"). DGH also owns a 48% interest in Lisanti Capital Growth, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company maintains its accounting records and prepares its financial statement on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Property and equipment
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the respective assets.

Use of estimates
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("Topic 606"), revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized when the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenues recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable considerations, if any.

Commission Income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The transaction price is determined by applying an agreed-upon commission rate to the total amount of the transaction. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Payment is remitted to the Company from the respective clearing firms in the month following the activity.

Referral Fees

The Company serves as an agent and refers a variety of brokerage transactions to its affiliate DMBL, for which it earns a referral fee. The transaction price for the referral fees is determined by applying an agreed-upon computation to all transactions resulting from referrals. The Company receives the referral fee payments from DMBL on a monthly basis based upon referred transactions executed during the month. The Company's performance obligation is satisfied when the referred transaction has been executed.

Consulting fee from asset-based lending

The Company provides consulting services to DMBL in relation to DMBL's matched book repurchase and reverse repurchase lending activities. The transaction price is determined by applying a contracted rate to the funds generated by DMBL from the transactions. The Company's performance obligation is satisfied once the consulting services have been provided. This constitutes the date the loan is initially closed or the date existing loans are rolled over, which is performed on the first day of each month that the loan is still in existence. Payments are typically remitted to the Company at the end of the month in which they are earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Trading Gains
The Company records a gain or loss from the sale of securities for its own account when realized on the trade date. Securities are marked to market with unrealized gains recorded as net trading gains.

Interest, Dividends and Other Income
Revenue from interest and other income is recognized as it is earned. Dividends are recorded on the ex-dividend date.

Income taxes
As a single-member LLC, the company is not subject to federal or state income tax, and thus, no federal or state income tax expense or deferred tax assets or liabilities has been recorded in the accompanying financial statement. The Member of the Company reports the operations of the Company on their tax return. The Member is subject to the New York City incorporated Business Tax ("UBT") on the Company's taxable income.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2024, the Company had no material unrecognized tax and no uncertain tax positions. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2022.

Securities owned and securities sold short not yet purchased
Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Concentration of credit risk and cash
Cash and concentration of credit risk consist of deposit accounts at two banks. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2024 the amount in excess of the insured limits was $966,405. The net capital requirements are not impacted by amounts over the FDIC insurance limit.

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2024.

5

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements

The Company follows the guidance in FASB Account Standards Codification ("ASC") 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liqu idity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments. See note 5.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company accounts for its operating leases under ASU 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases: finance and operating. The standard requires that a lessee recognize the present value of the assets and liabilities for the rights and obligations created by those leases on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represents the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available on commencement date in determining the present value of the lease payments. The Company uses an implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See note 4.

Credit losses

The Company accounts for its expected credit losses under ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has determined that there are no expected credit losses in its accounts receivable or receivables from affiliates, as shown on the statement of financial condition. These determinations are based on financial assessmnents based on circumstances, including but not limited to, the credit worthiness of the customer and their payment history with the Company, other qualitative factors, and a reasonable and supportable forecast.

New accounting pronouncements

In November 2023, FASB issued Accounting Standards Update No. 2023 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public business entities to enable investors to develop more decision-useful financial analyses. Most prominent about the changes in the standard is the entity is required to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The Company adopted ASC 2023-07. See Note 9.

3. RECEIVABLES FROM CLEARING FIRMS

As of December 31, 2024, the balance due from clearing firms consisted of commissions receivable for $283,732

and deposits of $702,211. At December 31, 2024, the Company owed $117,661 to one of its clearing firms.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company uses an incremental borrowing rate of 6.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

The Company leases two office spaces under non-cancelable operating leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and ROU on its statement of financial condition by recognizing the liability based on the present value of its future lease payments.

Future minimum lease payments, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2024, is shown below:

Year Ending December 31	Lease Payments	Less Discount Amount	Total Lease Liability
2025	$ 455,364	$ 187,409	$ 267,955
2026	455,364	169,465	285,899
2027	452,099	150,319	301,780
2028	430,944	131,177	299,761
2029	460,464	109,878	350,586
2030	460,464	86,399	374,065
2031	460,464	61,347	399,117
2032	460,464	34,618	425,846
2033	306,976	7,349	299,627
	$ 3,942,603	$ 937,961	$ 3,004,636

The weighted average remaining lease term is 9 years, and the weighted average discount rate used was 6.5%.

4. RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

The Company's office space leases requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred. Included in other assets on the statement of financial condition is approximately $5,134 pledged as security deposits for office leases.

5. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value are based on one or more of three valuation techniques.

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis at December 31, 2024:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
U.S. Government Treasuries	$ 1,491,154	$ -	$ -	$ 1,491,154
Options	15	-	-	15
Government Sponsored Enterprises	979		-	979
Oddlots	-	106,456	-	106,456
Equities	307	-	-	307
Total Investments	$ 1,492,455	$ 106,456	$ -	$ 1,598,911
Securities Sold Short				
Equities	34,130	-	-	34,130
Corporate Bonds	-	800	-	800
Total Investments	$ 34,130	$ 800	$ -	$ 34,930

Valuation techniques

Corporate bonds
The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. At December 31, 2024, corporate bonds held or sold by the Company are considered Level 2.

5. FAIR VALUE MEASUREMENT (continued)

U.S. Government Treasuries
The fair value of U.S. Treasury bonds and sovereign bond securities are estimated based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and are determined by factors such as interest rate and date to maturity. U.S. Treasury bond securities are considered Level 1 securities.

Government Sponsored Enterprises
Government-sponsored securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables, and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government-sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2024, Government Sponsored Securities held or sold by the Company are considered Level 1.

Oddlots
Oddlots are valued based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and are determined by factors such as interest rate, date to maturity, and the rating of the bank offering the security. Oddlots are considered level 2 securities.

Options
Options are based on quoted prices in actively traded national markets and valued at the period-end last sales prices. Options are considered level 1 securities.

Equities
Equities are based on quoted prices in actively traded national markets and valued at the period-end last sales price. Equities are considered a level 1 security.

Futures
Futures are based on quoted prices in actively traded national markets and valued at the period-end last sale price. Futures are considered a level 1 security.

6. FINANCIAL INSTRUMENTS WITH OFF- BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

6. FINANCIAL INSTRUMENTS WITH OFF- BALANCE SHEET RISK (continued)

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2024, two counterparties accounted for 91% of the Company's receivable from clearing firms balance.

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells the security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

The Company does not anticipate any nonperformance from customers or counterparties in the situations described above. Its policy is to monitor market exposure and counterparty risk, as well as to review the credit standing of each counterparty and customer with whom it does business, as needed.

7. RELATED - PARTY TRANSACTIONS

At December 31, 2024, the Company was owed $252,497 from DMBL, $1,068,759 from AIR, and $3,269,828 from

DCM. The Company owed $179,987 to DGH. The loan receivables are noninterest-bearing and due on demand.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover the indebtedness. In accordance with the Rule, the Company is required to maintain a defined minimum net capital of greater than $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2024, the Company's net capital, as defined, was $813,316, which exceeded the required minimum net capital of $250,000 by $563,316. The Company's percentage of aggregate indebtedness to net capital was 344%.

9. SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

9. SEGMENT REPORTING (continued)

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and description of business and summary of significant accounting policies.

The measurement of segment assets is reported on the statement of financial condition as total assets.

10. LIQUIDITY

The Company incurred a loss for the period ended December 31, 2024. The Company's affiliate has represented that it has the requisite resources and intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

11. LEGAL AND OTHER CONTINGENCIES

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statement include the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition, operations, or cash flows.

12. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through April 29, 2025, which is the date that the financial statement was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2024.